UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2017

LogMeIn, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34391	20-1515952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

320 Summer Street Boston, Massachusetts	02210
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781)-638-9050

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On January 5, 2017, the Board of Directors (the “LMI Board”) of LogMeIn, Inc., (the “Company”) approved certain actions in connection with the previously disclosed Agreement and Plan of Merger, dated as of July 26, 2016, by and among the Company, Lithium Merger Sub, Inc., Citrix, Inc. (“Citrix”) and GetGo, Inc. (as amended, and as may be further amended from time to time, the “Merger Agreement”), pursuant to which the Company will combine with Citrix’s GoTo family of service offerings by having Lithium Merger Sub, Inc. merge with and into GetGo, Inc. (the “Merger”).

In accordance with the Merger Agreement, the size of the LMI Board immediately following the closing of the Merger will consist of nine directors, including five directors currently serving on the LMI Board and four individuals designated by Citrix and satisfactory to the Company. The LMI Board consists of three classes – Class I, Class II and Class III.

Resignation of Directors

On January 5, 2017, each of Steven G. Chambers (who is a director serving in Class III), Gregory W. Hughes (who is a director serving in Class I) and Marilyn Matz (who is a director serving in Class I) resigned from the LMI Board effective as of the closing of the Merger. The decision of each of Mr. Chambers, Mr. Hughes and Ms. Matz was not related to a disagreement with the Company over any of its operations, policies or practices. Effective upon such resignations, the LMI Board has accelerated the vesting of all of the unvested Company restricted stock unit awards held by each of Mr. Chambers, Mr. Hughes and Ms. Matz. As of January 5, 2017, Mr. Chambers, Mr. Hughes and Ms. Matz each held 3,616 unvested Company restricted stock unit awards, which each had an aggregate value of $354,187 based on the closing price of the Company’s common stock on the NASDAQ Global Select Market on January 5, 2017. The LMI Board also agreed to extend the period during which Mr. Hughes may exercise his fully vested Company stock options from the date three months’ post-resignation to the date twelve months’ post resignation.

Continued Service of Directors

On January 5, 2017, each of Steven J. Benson and Michael J. Christenson (both of whom are directors serving in Class II) resigned from the LMI Board, effective as of the closing of the Merger, in anticipation of being elected to the LMI Board in a different class, effective upon the closing of the Merger. The LMI Board subsequently elected each of Mr. Benson and Mr. Christenson to fill vacancies in Class I, in each case effective upon the closing of the Merger. There are currently no transactions in which either Mr. Benson or Mr. Christenson has an interest requiring disclosure under Item 404(a) of Regulation S-K.

Each of Michael K. Simon, William R. Wagner and Edwin J. Gillis will remain on the LMI Board in the same class in which he currently serves.

The compensation of each of the Company’s directors continuing to serve, including those directors resigning and being elected to a different class, will remain unchanged. The LMI Board expects to evaluate the Company’s director compensation at a regularly scheduled meeting of the LMI Board to be held after the closing of the Merger.

Election of Directors Designated by Citrix

In addition, on January 5, 2017, the LMI Board elected each of Robert M. Calderoni, Jesse A. Cohn, David J. Henshall and Peter J. Sacripanti, the four individuals designated by Citrix pursuant to the Merger Agreement, to fill vacancies on the LMI Board, effective upon the closing of the Merger. In accordance with the Merger Agreement, Mr. Cohn’s election to the LMI Board is conditioned upon the execution of a Cooperation Agreement by Elliott International Capital Advisors Inc. and certain of its affiliates, the form of which is filed herewith as Exhibit 10.1 and incorporated by reference herein. Messrs. Calderoni, Cohn, Henshall or Sacripanti each currently own shares of Citrix common stock and, as with all Citrix stockholders, if any of such persons continue to own shares of Citrix common stock on the record date for Citrix’s distribution of shares of GetGo, Inc. to Citrix stockholders in connection with the proposed spin-off of its GoTo family of service offerings, he will participate in the distribution and the Merger on the same terms as other Citrix stockholders. There are currently no other transactions in which any of Messrs. Calderoni, Cohn, Henshall or Sacripanti has an interest requiring disclosure under Item 404(a) of Regulation S-K. In accordance with the Company’s director compensation policy, Messrs. Calderoni, Cohn, Henshall or Sacripanti will each receive an annual retainer of $35,000 for his service as a director and reimbursement for any out-of-pocket expenses incurred in connection with attending the Company’s board meetings. It is expected that each of Messrs. Calderoni, Cohn, Henshall or Sacripanti will be granted a restricted stock unit award at the next regularly scheduled meeting of the LMI Board. The LMI Board expects to evaluate any additional director compensation at a regularly scheduled meeting of the LMI Board to be held after the closing of the Merger.

LMI Board Committees

In accordance with the Merger Agreement, the LMI Board also established an Operating Committee effective upon the closing to the Merger. The LMI Board appointed directors to the Operating Committee and to its other standing committees, the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, effective upon the closing of the Merger.

Following the resignations and elections described above, the composition of the LMI Board and its committees effective upon the closing of the Merger will be as follows:

Director Name	Director Class	Term Expires	Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee	Operating Committee
Michael K. Simon«	Class III	2018
Steven J. Benson	Class I	2019
Robert M. Calderoni	Class I	2019
Michael J. Christenson	Class I	2019
Jesse A. Cohn	Class III	2018
Edwin J. Gillis◆	Class III	2018
David J. Henshall	Class II	2017
Peter J. Sacripanti	Class II	2017
William R. Wagner	Class II	2017

« = Chairman of the Board ◆ = Lead Independent Director  = Committee Chair  = Committee member

Item 7.01	Regulation FD Disclosure

On January 6, 2017, the Company announced that, as contemplated by the Merger Agreement, its Board of Directors has declared a third special cash dividend of $0.50 per share of common stock. The dividend is payable to the Company’s stockholders of record as of January 16, 2017, and is expected to be paid on January 31, 2017.

Subject to the satisfaction of the remaining closing conditions, the Company expects the Merger to close following the close of business on January 31, 2017. However, there can be no assurance that the closing of the Merger will occur by that time or at all.

Item 8.01.	Other Events

For purposes of Item 8.01 of this Form 8-K, a copy of the press release is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

10.1	Form of Cooperation Agreement, to be entered into by and among LogMeIn, Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliot International Capital Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by LogMeIn, Inc. on November 18, 2016).

99.1	Press release entitled “LogMeIn Announces New Board of Directors for Combined Company Following Merger with Citrix’s GoTo Business,” issued by the Company on January 6, 2017.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this filing constitutes “forward-looking statements” concerning the Company, Citrix, GetGo, Inc. (“GetGo”), the proposed transactions and other matters, including statements with respect to the anticipated timing of the completion of the merger. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of the Company, Citrix and GetGo, and there can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that the Company’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by the Company, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of the Company and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the Company and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) the Company’s ability to compete effectively and successfully and to add new products and services, (13) the Company’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the Company’s technology systems. Discussions of additional risks and uncertainties are contained in the Company’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of the Company Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This filing is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Filed with the SEC

In connection with the proposed transaction, the Company filed a registration statement on Form S-4 with the SEC on September 16, 2016, as amended on October 20, 2016, November 18, 2016 and December 13, 2016, and which was declared effective on December 15, 2016. This registration statement includes a proxy statement that also constitutes a prospectus, which was sent to the Company’s stockholders on or about December 20, 2016. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about the Company, GetGo, Citrix and the proposed merger. The proxy statement/prospectus and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents (when they are available) can also be obtained free of charge from LogMeIn upon written request to LogMeIn, Inc., Investor Relations, 333 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company. However, the Company, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of the Company in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of the Company may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOGMEIN, INC.

Date: January 6, 2017	By:	/s/ Michael J. Donahue
		Name:	Michael J. Donahue
		Title:	Senior Vice President, General Counsel and Secretary

LOGMEIN, INC.

Exhibit Index

Exhibit Number	Description of Exhibit

10.1	Form of Cooperation Agreement, to be entered into by and among LogMeIn, Inc., Elliott Associates, L.P., Elliott International, L.P. and Elliot International Capital Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by LogMeIn, Inc. on November 18, 2016).

99.1	Press release entitled “LogMeIn Announces New Board of Directors for Combined Company Following Merger with Citrix’s GoTo Business,” issued by the Company on January 6, 2017.